Title of Each Class of Securities To Be Registered	Amount To Be Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Notes offered hereby	$1,000,000,000.00	100.00%	$1,000,000,000.00	$71,300.00(1)

(1)	The filing fee is calculated in accordance with Rule 457(r) under the Securities Act. There are unused registration fees of $121,653.06 that have been paid in respect of securities offered from Eksportfinans ASA’s Registration Statement No. 333-164694, of which this pricing supplement is a part. After giving effect to the $71,300.00 registration fee for this offering, $50,353.06 remains available for future offerings. No additional registration fee has been paid with respect to this offering.

PRICING SUPPLEMENT NO. 498 dated March 23, 2010 to Prospectus Supplement and Prospectus dated February 4, 2010 relating to the Eksportfinans ASA U.S. Medium Term Note Program	Filed pursuant to Rule 424(b)(2) Registration Statement No. 333-164694

$1,000,000,000 1.875% Notes due April 2, 2013

     This document is a pricing supplement. This pricing supplement provides specific pricing information in connection with this issuance of notes. Prospective investors should read this pricing supplement together with the prospectus supplement and the prospectus dated February 4, 2010 for a description of the specific terms and conditions of this particular issuance of notes. This pricing supplement amends and supersedes the accompanying prospectus supplement and prospectus to the extent that the information provided in this pricing supplement is different from the terms set forth in the prospectus supplement or the prospectus.

Issuer:	Eksportfinans ASA

Specified Currency:	U.S. dollars

Principal Amount:	$1,000,000,000

CUSIP No.:	282649BW1

Common Code:	049905076

ISIN:	US282649BW10

	Issue price to public	Discounts and commissions	Proceeds to us
Per note:	99.710%	0.100%	99.610%
Total:	$997,100,000.00	$1,000,000.00	$996,100,000.00

BofA Merrill Lynch	Citi	J.P. Morgan

Barclays Capital	Morgan Stanley
Credit Suisse	Mitsubishi UFJ Securities International plc
Goldman Sachs International	Nomura International
HSBC	The Royal Bank of Scotland

Pricing Supplement dated March 23, 2010

Joint Lead Managers and Co- Managers (together, the Agents):

Joint Lead Managers:

Banc of America Securities LLC (purchasing $300,000,000.00 aggregate principal amount)
Citigroup Global Markets Inc. (purchasing $300,000,000.00 aggregate principal amount)
J.P. Morgan Securities Ltd. (purchasing $300,000,000.00 aggregate principal amount)

Co- Managers:

Barclays Bank PLC (purchasing $12,500,000.00 aggregate principal amount)
Credit Suisse Securities (Europe) Limited (purchasing $12,500,000.00 aggregate principal amount)
Goldman Sachs International (purchasing $12,500,000.00 aggregate principal amount)
HSBC Bank plc (purchasing $12,500,000.00 aggregate principal amount)
Morgan Stanley & Co. International plc (purchasing $12,500,000.00 aggregate principal amount)
Mitsubishi UFJ Securities International plc (purchasing $12,500,000.00 aggregate principal amount)
Nomura International plc (purchasing $12,500,000.00 aggregate principal amount)
The Royal Bank of Scotland plc (purchasing $12,500,000.00 aggregate principal amount)

The Agents may make sales through their affiliates or selling agents.

The addresses of the Joint Lead Managers are:

Banc of America Securities LLC
Bank of America Tower
One Bryant Park
New York, NY 10036
United States of America
Attn: Transaction Management Group
Tel: 646-855-5309
Fax: 212-378-3446

Citigroup Global Markets Inc.
388 Greenwich Street
New York, NY 10013
United States of America
Attn: Transaction Execution Group
Tel: 212-816-1135
Fax: 646-291-5209

J.P. Morgan Securities Ltd.
125 London Wall
London EC2Y 5AJ
Attn: Head of Debt Syndicate and Head of EMEA Debt Capital
Markets Group, Legal
Fax: +44 207 325 8270

Agents acting in the capacity as:	Principal

Trade Date:	March 23, 2010

Original Issue Date:	March 30, 2010 (T+5)

Maturity Date:	April 2, 2013

Fixed rate note:	Yes: The notes will bear interest at the rate of 1.875% per annum

Interest Payment Dates:	Interest Payment Dates will be October 2 and April 2 of each year, commencing on October 2, 2010, to and including the Maturity Date.

Interest accrual:

If the Maturity Date or an Interest Payment Date falls on a day that is not a Business Day, payment of principal or interest will be paid on the next Business Day. No interest on that payment will accrue from and after the Maturity Date or Interest Payment Date.

Day count convention:	30/360 unadjusted

Business Day:

For purposes of this issuance, a "Business Day" means any day that is not (a) a Saturday or Sunday or (b) a day on which banking institutions generally are authorized or obligated by law or executive order to close in New York or London.

Business day convention:	Following, unadjusted.

Tax redemption:	Yes

Additional amounts payable:	Yes

Authorized denominations:	$2,000 and multiples of $1,000 thereafter

Form of notes:	Book-entry

Listing:	We will apply to list the notes on the NYSE.

Issuer rating:	Aa1 (negative outlook) (Moody's) / AA (outlook stable) (Standard & Poor's) / AA (Fitch Ratings)†

Other:

The notes are not exchangeable notes, renewable notes, index linked notes, asset linked notes, amortizing notes, floating rate notes or zero coupon notes, each as described in the prospectus supplement. There is no extension of maturity in connection with the notes.

† A credit rating reflects the creditworthiness of the Issuer in the view of the rating agency and is not a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

     You may access the prospectus dated February 4, 2010, as supplemented by the prospectus supplement dated February 4, 2010, on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Web site):

     http://www.sec.gov/Archives/edgar/data/700978/000095012310008669/u08181fv3asr.htm

     Our Central Index Key, or CIK, on the SEC Web site is 700978. As used in this pricing supplement, “we,” “us,” or “our” refers to Eksportfinans ASA.

SUPPLEMENTAL PLAN OF DISTRIBUTION

     The notes are being purchased by the Agents as principal, pursuant to a terms agreement dated as of March 23, 2010, between the Agents and us. The initial sale of the notes in this offer entails a longer settlement period than is customary for similar debt securities. For purposes of Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, March 30, 2010 shall be the date for payment of funds and delivery of securities for all of the securities sold pursuant to the offering. The Joint Lead Managers have agreed to pay certain of our out-of-pocket expenses of the issue of the notes.

     From time to time, the Agents and their affiliates have engaged, and in the future may engage, in transactions with and performance of services for us for which they have been, and may be, paid customary fees. In particular, the Joint Lead Managers (or their affiliates) are our swap counterparties for a hedge of our obligation under the notes.